May 14, 2026

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 16, LLC
1 World Trade Center, 57th Floor
New York, NY 10007

        Re: Masterworks Vault 16, LLC
            Offering Statement on Form 1-A
            Filed April 23, 2026
            File No. 024-12742
Dear Joshua Goldstein:
       This is to advise you that we do not intend to review your offering statement.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services